UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

     VITAVEA INC.
(Formerly GA Computer Sciences Inc.)
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

361402 20 9
(CUSIP Number)

O’NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010
Blaine, WA 98230
 (360) 332-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 361402 20 9

1.	Names of Reporting Person: WKB Beteilgungsgesellschaft mbH
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: GERMANY

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 71,908,500 shares of common stock

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 71,908,500 shares of common stock

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,908,500 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 65.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 361402 20 9

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Vitavea Inc. (formerly GA Computer Sciences Inc.), a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at #204, 1323 Lincoln Street, Bellingham, WA 98229.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by WKB Beteilgungsgesellschaft mbH (“WKB”). The managing director and sole shareholder of WKB is Walter Krahl.

WKB Beteilgungsgesellschaft mbH is a company formed under the laws of Germany with its corporate office at Koesterstrasse 1A, Duisburg, Germany 47053. WKB is in the business of investing in developing technologies.

Walter Krahl has a business address located at Koesterstrasse 1A, Duisburg, Germany 47053. Mr. Krahl is the sole managing director and sole shareholder of WKB. Mr. Krahl is a businessman and fund manager. From March 31, 2004 until July 24, 2006, Mr. Krahl was a member of the supervisory board of Vitavea AG, a nutritional supplements company. Mr. Krahl is a citizen of Germany.

During the past five years, neither WKB, nor Mr. Krahl has been:

(a)	convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b)	a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective November 13, 2006, WKB Beteiligungsgesellschaft mbH (“WKB”) acquired an aggregate of 71,908,500 shares in the Issuer’s common stock. Of these shares, 31,258,500 shares were issued by the Issuer in exchange for 45,500 shares of Vitavea AG. The remaining 40,650,000 shares acquired by WKB were acquired from Peter J. Hoyle and Lina Zhou for an aggregate purchase price of $10,000. WKB paid for the purchase price of the shares acquired from Mr. Hoyle and Ms. Zhou out of its own funds. As a result, WKB now owns 65.9% of the total issued and outstanding shares of common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

On November 13, 2006, pursuant to a share purchase agreement (the “Share Purchase Agreement”) among the Issuer, Vitavea AG (“Vitavea”), WKB, Crystalwood Holdings Ltd., Peter J. Hoyle and Lina Zhou. The purpose of the Share Purchase Agreement was to acquire 100% ownership interest in Vitavea, a German company engaged in the business of manufacturing, marketing and distributing nutritional supplements.

Pursuant to the Share Purchase Agreement, the Issuer issued to WKB a total of 31,258,500 shares of common stock in exchange for all of the shares of Vitavea. WKB also acquired an additional 40,650,000 shares of our common stock from Mr. Hoyle and Ms. Zhou at an aggregate price of $10,000, being all of the shares of the Issuer owned by Mr. Hoyle and Ms. Zhou. The shares of Issuer acquired by WKB were acquired for investment purposes.

CUSIP No. 361402 20 9

In connection with the Acquisition, effective on November 13, 2006, the following changes were made to Issuer’s Board of Directors and executive officers:

(a)	Peter Hoyle resigned as the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of Issuer.
(b)	Roger Liere, the managing director of Vitavea, was appointed to the Issuer’s Board of Directors and as the Issuer’s Chief Executive Officer and President.
(c)	John Boschert, a member of the Issuer’s Board of Directors since May 30, 2006, was appointed as the Issuer’s Chief Financial Officer, Treasurer and Secretary.

Other than as described above, there are no plans or proposals that WKB is aware of which relate to or would result in a material change to Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of November 13, 2006, WKB beneficially owns the following securities of Issuer:

Name	Class of Securities	Number of Securities(1)	Percentage of Class
WKB Beteilgungsgesellschaft mbH	Common Stock	71,908,500 (direct)	65.9%

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of November 13, 2006, the Issuer had 109,125,308 shares of common stock issued and outstanding.

(b)	Power to Vote and Dispose of the Issuer Shares:

All of the 71,908,500 shares of the Issuer’s common stock beneficially owned by WKB are owned directly by WKB which possesses the sole power to vote and dispose of those common shares.

(c)	Transactions Effected During the Past 60 Days:

WKB has effected the following sales of the Issuer’s securities during the 60 days prior to November 13, 2006:

CUSIP No. 361402 20 9

Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected

None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:	WKB BETEILGUNGSGESELLSCHAFT MBH
November 28, 2006
/s/ Walter Krahl
Per: Walter Krahl, Managing Director